Oragenics, Inc.

1990 Main Street, Suite 750

Sarasota, Florida 34236

January 14, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549-3628

Attn: Joseph McCann and Chris Edwards, Division of Corporation Finance

Re:	Oragenics, Inc. (the “Company”)
Registration Statement on Form S-1
File No. 333-283927
Request for Acceleration

Dear Sires:

In accordance with Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date of the above referenced Registration Statement on Form S-1 be accelerated so that it will be declared effective at 4:30 p.m., Eastern Time, on January 16, 2025 or as soon thereafter as is practicable.

Once the Registration Statement has been declared effective, please confirm that event with our counsel, Julio Esquivel, of Shumaker, Loop & Kendrick, LLP, at (813) 227-2325.

Very truly yours,

By:	/s/ Janet Huffman
Name:	Janet Huffman
Title:	Chief Financial Officer

cc: Julio C. Esquivel, Shumaker, Loop & Kendrick, LLP